Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2021

Unaudited Consolidated Financial Results

Sep 7, 2021

BEIJING, Sept. 7, 2021 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced its unaudited consolidated financial results for the second quarter 2021 ended June 30, 2021.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “We delivered a healthy quarter with total revenue of RMB212 million (USD33 million), which is within our previous guidance. For the first time in 10 quarters, we achieved a quarter over quarter sequential revenue growth. In this quarter, our Internet membership business maintained a strong momentum in both membership number and revenue, especially the revenue from renewal. We are also happy to see more and more members choosing longer-term service now. For our AI business, the business model of shopping-mall coupon-selling robots has been working well. In this quarter, we have opened up more new use cases and GMV(Gross Merchandise Volume) was up by double digits. We are optimistic about the progress we are making and confident that we will continue to achieve our strategic goals steadily.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “In the second quarter of 2021, our gross margin kept improving to 76.1%, compared to 71.2% in the same period last year and 70.1% in the first quarter 2021. This result reflects our continuous efforts in improving operational efficiency. We ended this quarter with RMB1,672 million (US$259 million) in cash and cash equivalents, restricted cash and short-term investments. The robust balance sheet makes it possible for us to invest across our core business to support our long-term growth plans.”

Second Quarter 2021 Consolidated Financial Results

REVENUES

Total revenues were RMB211.7 million (US$32.8 million) in the second quarter of 2021, representing a decrease of 46.3% year over year and an increase of 6.7% quarter over quarter.

Revenues from the Company’s internet business decreased by 45.6% year over year and increased by 8.6% quarter over quarter to RMB203.8 million (US$31.6 million) in the second quarter of 2021. The year-over-year decrease was due to the Company’s strategic efforts to diminish the gaming-related business in past quarters. The quarter-over-quarter increase was mainly from the growth of our membership business and the commertialization of some new utility products on mobile platform.

Revenues from the AI and others were RMB7.9 million (US$1.2 million) in the second quarter of 2021, representing a 59.2% year-over-year decrease and a 26.7% quarter-over-quarter decrease. The year-over-year decline was primarily attributable to the drop in sales of consumer-facing AI-related products. The quarter-over-quarter decrease was from the expected volatility during the transition of business model.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 55.5% year over year and 14.8% quarter over quarter to RMB50.6 million (US$7.8 million) in the second quarter of 2021. The decrease was primarily due to the Company’s ongoing efforts to streamline the business and improve operational efficiency. Non-GAAP cost of revenues decreased by 55.7% year over year and 14.9% quarter over quarter to RMB50.2 million (US$7.8 million) in the second quarter of 2021.

Gross profit decreased by 42.6% year over year and increased 15.9% quarter over quarter to RMB161.2 million (US$25.0 million) in the second quarter of 2021. Non-GAAP gross profit decreased by 42.5% year over year and increased 15.9% quarter over quarter to RMB161.5 million (US$25.0 million) in the second quarter of 2021.

Gross margin was 76.1% in the second quarter of 2021, compared to 71.2% in the second quarter of 2020 and 70.1% in the first quarter of 2021. Non-GAAP gross margin was 76.3% in the second quarter of 2021, compared to 71.2% in the second quarter of 2020 and 70.2% in the first quarter of 2021.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 52.5% year over year and increased by 12.5% quarter over quarter to RMB220.0 million (US$34.1 million) in the second quarter of 2021. Total non-GAAP operating expenses decreased by 47.3% year over year and increased by 10.3% quarter over quarter to RMB217.9 million (US$33.7million) in the second quarter of 2021.

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Research and development expenses decreased by 62.2% year over year and 35.4% quarter over quarter to RMB47.3 million (US$7.3 million) in the second quarter of 2021. The year over year decrease was mainly from the deconsolidation of certain gaming business in past quarters. The quarter over quarter decrease was due to the technology to support our current AI business has been relatively well-developed. Non-GAAP research and development expenses decreased by 58.4% year over year and 33.2% quarter over quarter to RMB47.1 million (US$7.3 million) in the second quarter of 2021.

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Selling and marketing expenses decreased by 40.7% year over year and increased by 52.8% quarter over quarter to RMB121.8 million (US$18.9 million) in the second quarter of 2021. This year-over-year decrease was attributable to the streamlining of our business and the strategic cost cutting. While the quarter-over-quarter increase was mostly from the promotion of our new utility products. Non-GAAP selling and marketing expenses decreased by 40.7% year over year and increased by 52.2% quarter over quarter to RMB121.4 million (US$18.8 million) in the second quarter of 2021.

•

General and administrative expenses decreased by 60.4% year over year and increased by 20.2% quarter over quarter to RMB53.0 million (US$8.2 million) in the second quarter of 2021. The year-over-year decrease was mainly due to the streamlining of our business and the effective expense control. While the quarter-over-quarter increase was caused by reversal of share-based compensation expenses due to forfeitures in the first quarter 2021. Non-GAAP general and administrative expenses decreased by 46.5% year over year and increased by 5.9% quarter over quarter to RMB51.6 million (US$8.0 million) in the second quarter of 2021.

Operating loss was RMB58.8 million (US$9.1 million) in the second quarter of 2021, compared to RMB182.9 million in the same period of the last year and RMB56.5 million in the first quarter of 2021. Non-GAAP operating loss was RMB56.4 million (US$8.7 million) in the second quarter of 2021, compared to RMB132.7 million in the same period of the last year and RMB58.2 million in the first quarter of 2021.

•

Operating loss for the internet business was RMB3.4 million in the second quarter of 2021, compared to an operating profit of RMB35.6 million in the same period last year and operating profit of RMB27.7 million in the first quarter of 2021.

•

Operating loss for AI and others business was RMB53.0 million in the second quarter of 2021, narrowed from an operating loss of RMB168.3 million in the same period last year and an operating loss of RMB85.9 million in the first quarter of 2021.

Share-based compensation expenses were RMB2.4 million (US$0.4 million) in the second quarter of 2021, compared to RMB50.2 million in the same period of the last year and negative RMB1.6 million in the first quarter of 2021.

OTHER INCOME, NET

Other income, net was RMB34.9 million (US$5.4 million) in the second quarter of 2021, which was primarily from the appreciation on the value of certain long-term investments.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB0.9 million (US$0.1 million) in the second quarter of 2021, compared to a net income attributable to Cheetah Mobile shareholders of RMB193.7 million in the same period of the last year and a net income attributable to Cheetah Mobile shareholders of RMB76.4 million in the first quarter of 2021.

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Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB3.3 million (US$0.5 million) in the second quarter of 2021, compared to a non-GAAP net income attributable to Cheetah Mobile shareholders of RMB243.9 million in the same period of the last year and non-GAAP net income attributable to Cheetah Mobile shareholders of RMB74.8 million in the first quarter of 2021.

NET INCOME PER ADS

Diluted Income per ADS was RMB0.01 (US$0.00) in the second quarter of 2021, compared to diluted earnings per ADS of RMB1.38 in the same period of the last year and diluted earnings per ADS of RMB0.54 in the first quarter of 2021. Non-GAAP diluted income per ADS was RMB0.02 (US$0.00) in second quarter of 2021, compared to RMB1.74 in the same period of the last year and RMB0.53 in the first quarter of 2021.

BALANCE SHEET

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,671.9 million (US$258.9 million).

SHARES ISSUED AND OUTSTANDING

As of June 30, 2021, the Company had a total of 1,403,070,144 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Business Outlook

For the third quarter of 2021, the Company expects its total revenues to be between RMB180 million (US$27.8 million) and RMB230 million (US$35.6 million). This amount reflects the Company’s current and preliminary expectations.

Conference Call Information

The Company will hold a conference call on September 7th, 2021, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

Mainland China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

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The replay will be accessible through September 14th, 2021 by dialing the following numbers:

International: +1-412-317-0088

United States Toll Free: +1-877-344-7529

Access Code: 10159259

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.4566 to US$1.00, the exchange rate in effect as of June 30, 2021, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading internet company. It has attracted hundreds of millions of monthly active users through an array of internet products such as Clean Master, Security Master and several casual games. The Company provides advertising services to advertisers worldwide as well as value-added services including the sale of premium membership and in-app virtual items to its users. Cheetah Mobile is also committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

•	Non-GAAP cost of revenues excludes share-based compensation expenses

•	Non-GAAP gross profit excludes share-based compensation expenses

•	Non-GAAP gross margin excludes share-based compensation expense

•	Total non-GAAP operating expenses exclude share-based compensation expenses

•	Non-GAAP research and development expenses exclude share-based compensation expenses

•	Non-GAAP selling and marketing expenses exclude share-based compensation expenses

•	Non-GAAP general and administrative expenses exclude share-based compensation expenses

•	Non-GAAP operating profit/loss excludes share-based compensation expenses

•	Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses

•	Non-GAAP diluted income/loss per ADS excludes share-based compensation expenses

•

Non-GAAP adjusted EBITDA represents net income attributable to Cheetah Mobile shareholders excluding share-based compensation, interest income, depreciation and amortization, net (loss) income attributable to noncontrolling interests, other expense (income), net and income tax expenses

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The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,299,658	1,468,769	227,483
Restricted cash	797	789	122
Short-term investments	360,803	202,350	31,340
Accounts receivable	225,586	247,298	38,302
Prepayments and other current assets	835,694	880,346	136,348
Due from related parties	224,323	194,251	30,086

Total current assets	2,946,861	2,993,803	463,681

Non-current assets:
Property and equipment, net	101,984	100,241	15,525
Right-of-use assets, net	17,729	43,144	6,682
Intangible assets, net	12,575	10,902	1,689
Investment in equity investees	216,126	278,834	43,186
Other long term investments	2,193,600	2,138,182	331,162
Due from related parties	3,522	37,507	5,809
Deferred tax assets	15,607	15,131	2,343
Other non-current assets	105,479	96,560	14,955

Total non-current assets	2,666,622	2,720,501	421,351

Total assets	5,613,483	5,714,304	885,032

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	105,832	107,712	16,683
Accrued expenses and other current liabilities	1,390,042	1,433,269	221,984
Due to related parties	48,938	34,538	5,349
Income tax payable	27,505	32,123	4,975

Total current liabilities	1,572,317	1,607,642	248,991

Non-current liabilities:
Deferred tax liabilities	60,502	59,857	9,271
Other non-current liabilities	192,272	212,501	32,912

Total non-current liabilities	252,774	272,358	42,183

Total liabilities	1,825,091	1,880,000	291,174

Shareholders’ equity:
Ordinary shares	234	235	36
Additional paid-in capital	2,726,619	2,730,368	422,880
Retained earnings	857,188	934,553	144,744
Accumulated other comprehensive income	163,340	126,879	19,651

Total Cheetah Mobile shareholders’ equity	3,747,381	3,792,035	587,311
Noncontrolling interests	41,011	42,269	6,547

Total equity	3,788,392	3,834,304	593,858

Total liabilities and equity	5,613,483	5,714,304	885,032

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	USD
Revenues	394,210	198,420	211,726	32,792
Internet business	374,759	187,598	203,790	31,563
AI and others	19,451	10,822	7,936	1,229
Cost of revenues (a)	(113,661)	(59,359)	(50,554)	(7,830)

Gross profit	280,549	139,061	161,172	24,962
Operating income and expenses:
Research and development (a)	(125,036)	(73,251)	(47,284)	(7,323)
Selling and marketing (a)	(205,562)	(79,716)	(121,845)	(18,871)
General and administrative (a)	(133,840)	(44,106)	(53,022)	(8,213)
Other operating income	998	1,484	2,162	335

Total operating income and expenses	(463,440)	(195,589)	(219,989)	(34,072)
Operating loss	(182,891)	(56,528)	(58,817)	(9,110)
Other income/(expenses):
Interest income, net	8,496	4,786	3,644	564
Foreign exchange (loss) / gain	(3,409)	(4,846)	14,620	2,266
(Loss)/gain from equity method investments, net	(5,452)	56,040	7,606	1,178
Other income, net	453,549	85,561	34,887	5,403

Income before taxes	270,293	85,013	1,940	301
Income tax expenses	(82,198)	(7,792)	(316)	(49)

Net income	188,095	77,221	1,624	252
Less: net (loss)/income attributable to noncontrolling interests	(5,626)	774	707	110

Net income attributable to Cheetah Mobile shareholders	193,721	76,447	917	142

Earnings per share
Basic	0.14	0.05	0.00	0.00
Diluted	0.14	0.05	0.00	0.00
Earnings per ADS
Basic	1.41	0.54	0.01	0.00
Diluted	1.38	0.54	0.01	0.00
Weighted average number of shares outstanding
Basic	1,383,251,669	1,427,820,687	1,429,575,967	1,429,575,967
Diluted	1,405,836,201	1,431,305,814	1,434,171,737	1,434,171,737
Weighted average number of ADSs outstanding
Basic	138,325,167	142,782,069	142,957,597	142,957,597
Diluted	140,583,620	143,130,581	143,417,174	143,417,174
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments	(2,116)	16,797	(51,664)	(8,002)

Other comprehensive income/(loss)	(2,116)	16,797	(51,664)	(8,002)

Total comprehensive income/(loss)	185,979	94,018	(50,040)	(7,750)
Less: Total comprehensive (loss)/income attributable to noncontrolling interests	(5,426)	2,946	129	20

Total comprehensive income/(loss) attributable to Cheetah Mobile shareholders	191,405	91,072	(50,169)	(7,770)

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	230	313	307	48
Research and development	11,826	2,722	186	29
Selling and marketing	785	(49)	460	71
General and administrative	37,359	(4,612)	1,436	222

Total	50,200	(1,626)	2,389	370

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data)

	For The Three Months Ended June 30, 2021
	GAAP	Share-based	Non-GAAP	Non-GAAP
	Result	Compensation	Result	Result
	RMB	RMB	RMB	USD
Revenues	211,726	—	211,726	32,792
Cost of revenues	(50,554)	307	(50,247)	(7,782)

Gross profit	161,172	307	161,479	25,010
Research and development	(47,284)	186	(47,098)	(7,294)
Selling and marketing	(121,845)	460	(121,385)	(18,800)
General and administrative	(53,022)	1,436	(51,586)	(7,991)
Other operating expense	2,162	—	2,162	335

Total operating income and expenses	(219,989)	2,082	(217,907)	(33,750)
Operating loss	(58,817)	2,389	(56,428)	(8,740)
Net income attributable to Cheetah Mobile shareholders	917	2,389	3,306	512
Diluted earnings per ordinary share (RMB)	0.00	0.00	0.00
Diluted earnings per ADS (RMB)	0.01	0.02	0.02
Diluted earnings per ADS (USD)	0.00	0.00	0.00

	For The Three Months Ended March 31, 2021
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
	RMB	RMB	RMB
Revenues	198,420	—	198,420
Cost of revenues	(59,359)	313	(59,046)

Gross profit	139,061	313	139,374
Research and development	(73,251)	2,722	(70,529)
Selling and marketing	(79,716)	(49)	(79,765)
General and administrative	(44,106)	(4,612)	(48,718)
Other operating expense	1,484	—	1,484

Total operating income and expenses	(195,589)	(1,939)	(197,528)
Operating loss	(56,528)	(1,626)	(58,154)
Net income attributable to Cheetah Mobile shareholders	76,447	(1,626)	74,821
Diluted earnings per ordinary share (RMB)	0.05	0.00	0.05
Diluted earnings per ADS (RMB)	0.54	(0.01)	0.53

	For The Three Months Ended June 30, 2020
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
	RMB	RMB	RMB
Revenues	394,210	—	394,210
Cost of revenues	(113,661)	230	(113,431)

Gross profit	280,549	230	280,779
Research and development	(125,036)	11,826	(113,210)
Selling and marketing	(205,562)	785	(204,777)
General and administrative	(133,840)	37,359	(96,481)
Other operating income	998	—	998
Total operating income and expenses	(463,440)	49,970	(413,470)

Operating loss	(182,891)	50,200	(132,691)
Net loss attributable to Cheetah Mobile shareholders	193,721	50,200	243,921
Diluted losses per ordinary share (RMB)	0.14	0.04	0.17
Diluted losses per ADS (RMB)	1.38	0.36	1.74

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Three Months Ended June 30, 2021
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD
Revenue	203,790	7,936	—	211,726	32,792
Operating loss	(3,396)	(53,032)	(2,389)	(58,817)	(9,110)
Operating margin	(1.7)%	(668.2)%	—	(27.8)%	(27.8)%

	For The Three Months Ended March 31, 2021
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	187,598	10,822	—	198,420
Operating profit/(loss)	27,731	(85,885)	1,626	(56,528)
Operating margin	14.8%	(793.6)%	—	(28.5)%

	For The Three Months Ended June 30, 2020
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	374,759	19,451	—	394,210
Operating profit/(loss)	35,609	(168,300)	(50,200)	(182,891)
Operating margin	9.5%	(865.3)%	—	(46.4)%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	193,721	76,447	917	142
Add:
Income tax expenses	82,198	7,792	316	49
Interest income, net	(8,496)	(4,786)	(3,644)	(564)
Depreciation and amortization	18,528	8,144	8,719	1,350
Net (loss)/income attributable to noncontrolling interests	(5,626)	774	707	110
Other income, net	(444,688)	(136,755)	(57,113)	(8,847)
Share-based compensation	50,200	(1,626)	2,389	370

Adjusted EBITDA	(114,163)	(50,010)	(47,709)	(7,390)

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